UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days
- ✓ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Materinova, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Rhode Island
>
> ***Date of organization***
> May 6, 2009

Physical address of issuer
10 Davol Sq. Suite# 101, Providence, RI 02903

Website of issuer
https://materinova.net

Current number of employees
6

	Current fiscal year	**Prior fiscal year-end**
Total Assets	$218,130.78	$57,509.19
Cash & Cash Equivalents	$18,778.18	$31,636.94
Accounts Receivable	$3,706.20	$4,504.25
Short-term Debt	$31,311.34	$38,986.90
Long-term Debt	$199,964.88	$196,316.88

Revenues/Sales	$438,512.49	$325,710.17
Cost of Goods Sold	$283,964.20	$97,933.92
Taxes Paid	$500.00	$500.00
Net Income	$84,397.15	$55,514.25

APRIL 29, 2019

FORM C-AR

Maternova, Inc.



SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, this "Form C-AR") is being furnished by Maternova, Inc., a Rhode Island Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any offering document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.), which requires that it file a report with the Commission annually and post the report on its website at https://maternova.net, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party (the "Securities"), or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it

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believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Maternova, Inc. (the "Company") is a Rhode Island Corporation, formed on May 6, 2009.

The Company is located at 10 Davol Sq. Suite 101, Providence, RI 02903.

The Company's website is http://maternova.net.

The information available on or through our website is not a part of this Form C-AR.

The Business
Maternova is a solutions company using ecommerce to distribute obstetric and newborn devices to emerging and developing markets in a pioneering business model in the global health space. Recognized by Bloomberg BusinessWeek as a TOP 25 Social Entrepreneur in America, the Company's reach has extended to touching lives in over 170 countries. Maternova, Inc. is revolutionizing the way life-saving global health products are discovered, accessed and distributed. We have built the first ecommerce platform focused on accelerating innovative solution sets in the $20B maternal/newborn health industry. The Company began with a single product offering and a few dozen customers making small $30-$50 orders. By Q4 of 2015, Maternova had sold its first $50,000 order directly to a major customer. Exclusive supplier agreements ensure our innovative offerings, while in-country distributor partners ensure access to an established market. Maternova is in discussions for partnerships with larger corporate medical device manufacturers who see our platform as a promising sales channel.

The Business Plan
The Company designs, manufactures, and markets solution sets in the women's health space, bundling innovative medical devices and diagnostics to sell in customizable sets to fast-growing emerging markets.

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or

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services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of the products we source, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the US Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with US and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons with whom we contract.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Allyson E. Cote and Margaret E. Wirth, the co-founders of the Company. The Company has or intends to enter into employment agreements with Allyson E. Cote and Margaret E. Wirth although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Allyson E. Cote and Margaret E. Wirth or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on both key persons.

The Company is dependent on Allyson E. Cote and Margaret E. Wirth in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to one of these individuals in the event of their death or disability. Therefore, if Allyson E. Cote die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products are moderately competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include other startup companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products.

The Company has indicated that it has engaged in certain transactions with related persons, in the case of a small loan from 'friends and family' at the early stages of the company formation.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Health Care Reform Law

The 3% excise tax on domestic sales of medical devices by manufacturers and importers which began in 2013 may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

The healthcare industry is highly regulated.

We are subject to regulation in the US at both the federal and state level and in foreign countries. In addition, the US federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

A sizable proportion of the products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of the products we source are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory bodies in Brazil, Colombia, Mexico, Nigeria and South Africa.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission.

Part of our business model does rely on third-party distributors to effectively distribute our products outside the United States.
We depend, in part, on medical device distributors for the marketing and selling of our products in foreign countries. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.
Manufacturing and marketing of the commercial products we source, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
Maternova is a solutions company using ecommerce to distribute obstetric and newborn devices to emerging and developing markets in a pioneering business model in the global health space. Recognized by Bloomberg BusinessWeek as a TOP 25 Social Entrepreneur in America, the Company's reach has extended to touching lives in

over 170 countries. Maternova, Inc. is revolutionizing the way life-saving global health products are discovered, accessed and distributed. We have built the first ecommerce platform focused on accelerating innovative solution sets in the $20B maternal/newborn health industry. The Company began with a single product offering and a few dozen customers making small $30-$50 orders. By Q4 of 2015, Maternova had sold its first $50,000 order directly to a major customer. Exclusive supplier agreements ensure our innovative offerings, while in-country distributor partners ensure access to an established market. Maternova is in discussions for partnerships with larger corporate medical device manufacturers who see our platform as a unique sales channel.

Business Plan

Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products, including our Zika protective apparel solution. We have already sold to over 400 customers in more than 40 countries, many of them repeat customers. Maternova Inc. has a strong pipeline of new technologies as well as a proven track record selling to customers. By expanding the model we have already built to include more target markets, more languages, and several additional proprietary solution sets, we offer a compelling value proposition in a market that only continues to grow (population growth). We target fast-growing markets in Brazil, Colombia and Mexico and will expand into other markets in Indonesia and northern Africa.

History of the Business

The company was founded in 2009 by Meg Wirth to accelerate innovative solutions in the area of maternal and newborn health. An initial product (midwifery kit) hit the market in 2010. Based on customer feedback, and the addition of a cofounder in 2012, Allyson Cote, Maternova Inc. pivoted to become a solutions company using ecommerce to distribute solution sets in the obstetric and newborn health industry.

We moved from a single product offering to an ecommerce site offering over 40 products and ensuring exclusivity in our distribution agreements with suppliers or entrepreneurs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Medical devices	We sell CE-marked medical devices like the CRADLE vital signs alert developed by Microlife.	Current markets include multiple low- and middle-income countries, with a particular focus on humanitarian agencies like the Red Cross who provide emergency care.
Medical diagnostics	We sell CE-marked rapid diagnostics that detect a range of conditions in the infectious diseases and women's health space (schistosomiasis).	Current markets include multiple low- and middle-income countries, with a particular focus on humanitarian agencies like the Red Cross who provide emergency care.
Zika protective apparel	We are developing a Zika protective apparel solution using a patented nanotechnology that repels the mosquitos that carry Zika.	Global markets will be sought with a focus on the U.S., Brazil and Colombia.

We are deliberately researching and developing new solution sets in the area of obstetrics and newborn health as well as expanding our reach to new markets overseas that are dependent upon imports of medical device and diagnostic solutions. The proceeds of this offering will be used to fuel Zika and malaria solution kits, with a focus on nanotechnology enhanced repellent textiles to respond to the Zika epidemic in Latin America and increasingly the United States.

The Company sells its solution sets in most of its major markets either through ecommerce and direct sales to major humanitarian groups operating in more than 100 countries around the world (e.g. International Federation of the Red Cross) or through indirect sales to in-country distributors who in turn sell medical equipment to governments, hospitals, research institutions and clinics.

Competition

The Company's primary competitors are VIA Global Health, GE Healthcare, Alibaba, Utah Medical, Medtronic, Thrive Networks (a nonprofit), TALC UK (a non profit).

The markets in which our products are sold are very price sensitive but Maternova focuses on essential life-saving technologies, ensuring that we are offering exclusive, tested and trusted innovations that can only be purchased through our brand. In some cases, our products compete against similar products of many large and small companies, including well-known global competitors, but Maternova focuses on developing complete solution sets to cater to customer needs, in some cases including the technologies of well-known corporate companies as part of the solution set. We are well positioned in the industry segments and markets in which we operate, often holding a leadership position as a 'trusted brand' that is pro woman, pro-midwife and focused on appropriate, affordable, proven but innovative medical devices and diagnostics. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base

We have spread our risk across 40 different products in the medical device and diagnostic space. The suppliers are in Canada, China, the United States and Europe. The raw materials used by the manufacturers who create these medical devices and diagnostics are generally available from multiple sources. There is one product that is only available from a single manufacturer in the United States and thus, this one product could be subject to pricing fluctuations or industry-wide shortages.

Maternova Inc.'s more than 400 customers are hospitals, research institutions, governments, non-profits and humanitarian organizations and clinicians that provide medical care around the world.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Country
85-145,484	Brand	MATERNOVA TOOLS & IDEAS THAT S AVE MOTHERS etc. (STYLIZED/DE SIGN)	November 1, 2011	USA

Patents

We have a provisional patent filed for a for a proprietary predictive indicator system for postpartum hemorrhage. Using key biomarkers, and a weighted data system, we have achieved academic rigor with several highly trained physicians who have reviewed key components for the system. It can be developed as both an app as well as a low literacy version.

Research and Development

We are constantly developing and innovating new solution sets and customer experiences. We do not allocate a distinct portion of our operating budget to research and development as varies in different fiscal years.

Real Property

See table below for leased office. The Company does not currently own any real property.

Property Address	Own or Lease	Description

10 Davol Sq, Suite 101, Providence, RI 02903	Lease	The Company leases a single unit in this commercial building in Providence, RI, though the Company is not currently under a formal lease agreement.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations if we choose to sell certain FDA approved medical devices or diagnostics within the U.S. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Maternova Inc. cannot, and does not, sell any medical devices or diagnostics that are NOT FDA approved within the United States. Our core business occurs outside of the United States and FDA jurisdiction. We primarily drop ship and distribute products that have been CE-marked (European medical device/diagnostic regulatory approval) from one country (e.g. Hong Kong) to our customer in another country (e.g. Brazil).

Maternova has a platinum rating with GIIRS for social impact investors. With all innovations, we have worked with country regulatory officers to fulfill all necessary registrations for each innovation.

Litigation
None

Other
The Company's principal address is 10 Davol Sq, Suite 101, Providence, RI 02903. The

Company's telephone number is 401-282-9161.

The Company conducts business in Brazil, Colombia, Ecuador, El Salvador, Canada, Peru, Dominican Republic, Philippines, Haiti, Honduras, Bolivia, The Netherlands, Switzerland, Nigeria, Niger, Tanzania, Sudan, Timor Leste, Sierra Leone, Uganda, Bangladesh, India, Hong Kong and China.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Margaret E. Wirth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founded the company in 2009, then brought on Cofounder as the company pivoted and raised Seed stage funding in 2012.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversee strategy and financing of the company. Responsible for all contracts, consultants, and corporate actions of the Company.

Education
Harvard University, BA Princeton University, Woodrow Wilson School, MPA

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Prakash Veenam

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Started September 2018 CEO, Business Development Manager.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversee sales and marketing. Oversee all operations of the company, including relationships with suppliers and customers. Oversee shipping and fulfillment processes.

Education
Babson College, MBA.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Shareholders
Incurrence of indebtedness	Shareholders
Sale of property, interests or assets of the Company	Shareholders
Determination of the budget	President (as authorized by the Board, if applicable)
Determination of business strategy	Shareholders
Dissolution of liquidation of the Company	Shareholders

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 4 employees in Rhode Island, 1 in MA and 1 in NJ.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series A Common Stock
Amount outstanding	1,277,778
Voting Rights	Standard voting rights

Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the company by holders of the Series A Common Stock (assuming conversion of convertible securities)	63.8%

Type of security	Series A Preferred Stock
Amount outstanding	117,778
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Preferred Stock is senior to the Securities issued pursuant to Regulation CF. In addition, the Directors and the stockholders could authorize and issue additional shares of Preferred Stock at a later date. The availability of such Preferred Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities.
Percentage ownership of the company by holders of the Series A Preferred Stock (assuming conversion of convertible securities)	11.7%

Type of security	Series A Options
Amount outstanding	121,875
Voting Rights	n/a
Anti-Dilution Rights	None
Percentage ownership of the company by holders of the Series A Options (assuming conversion of convertible securities)	10.8%

Type of security	Convertible Note
Amount outstanding	$10,000.00
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The convertible note may convert into shares of Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities issued pursuant to Regulation CF.

Securities issued pursuant to Regulation CF:

Type of security	SAFEs (Simple Agreements for Future Equity)
Amount outstanding	104,976
Voting Rights	None
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Social Enterprise Greenhouse
Amount outstanding	$14,999
Interest rate and payment schedule	5 percent
Maturity date	May 1, 2018

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreements for Future Equity)	104,976	$104,976	General Working Capital	July 19, 2016	Regulation CF

Ownership

A majority of the Company is owned by the co-founders of the company (63.8%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage
Margaret Wirth	37.6%
Allyson Cote	26.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as Exhibit A in addition to the following information.

Operations

We believe that our prior earnings and cash flows are indicative of future earnings and cash flows because Product Development costs will be reduced due to the Product line we are selling now. Our revenue has continually increased and our Expenses and Cost of Goods are evening out to a more stable forecast. We have an increasingly excellent reputation and strong brand with our clients and have worked through the difficulties of the manufacturing, shipping and customs issues.

The Company intends to improve profitability in the next 12 months by introducing new solution sets (including the Zika protective apparel launch) that are safe and easy to use to protect the health of women and children throughout the world in areas that offer little to no health care.

The Company currently requires $9,000.00 a month to sustain operations.

Liquidity and Capital Resources
On July 19, 2016, the Company conducted an offering pursuant to Regulation CF and raised $104.976. The proceeds of that offering are important, but not necessary, to our operations, in particular, achieving our next milestones and realizing our business plan, specifically the launch of a disruptive new public health approach to protecting pregnant women against the Zika virus.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

Restrictions on Transfer
Any securities sold pursuant to Regulation CF (the "Securities") may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mother
Relationship to the Company	Family relation to co-founder
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	In the very early stages of the Company, it received a loan from the mother of co-founder Meg Wirth

Conflicts of Interest
The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION
The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Margaret E. Wirth
_____
(Signature)

Margaret E. Wirth
_____
(Name)

President and CSO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

The following person certifies that the attached financial statements are true and complete in all material respects.

/s/ Margaret E. Wirth
_____
(Signature)

Margaret E. Wirth
_____
(Name)

President and CSO
_____
(Title)

April 29, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



Maternova Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	84,397.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	798.05
12100 Due from Allyson	0.00
12200 Employee Advances	300.00
12300 Inventory	-2,763.41
12400 Inventory Asset	0.00
12500 Inventory:Inventory - Netherlands	-7,000.00
12600 Inventory:Inventory - US	-164,794.99
12900 Uncategorized Asset	0.00
31000 Accounts Payable	-339.51
34100 AMEX credit card	-3,961.85
34200 Capital One Card	868.80
36000 Accrued Expenses	-4,263.00
36700 RI Division of Taxation Payable	0.00
36800 RI Division of Taxation Payable:Sales Tax Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-181,155.91
Net cash provided by operating activities	**$ -96,758.76**
INVESTING ACTIVITIES	
22300 Vendor Deposits	94,385.00
Net cash provided by investing activities	**$94,385.00**
FINANCING ACTIVITIES	
40100 Accrued Dividends Payable	14,133.00
40200 Accrued Interest Payable	715.00
40500 Loan Pay - Maternova Research	-5,200.00
41100 SVP RI Loan	-6,000.00
52000 Dividends Declared	-14,133.00
Net cash provided by financing activities	**$ -10,485.00**
NET CASH INCREASE FOR PERIOD	**$ -12,858.76**
Cash at beginning of period	31,636.94
CASH AT END OF PERIOD	**$18,778.18**



Maternova Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)
ASSETS		
Current Assets		
Bank Accounts		
10300 PayPal	605.01	42.11
10500 SVB Financial Group - Checking	13,173.17	31,594.83
10600 First Republic Bank	5,000.00	
Total Bank Accounts	**$18,778.18**	**$31,636.94**
Accounts Receivable		
11000 Accounts Receivable	3,706.20	4,504.25
Total Accounts Receivable	**$3,706.20**	**$4,504.25**
Other Current Assets		
12200 Employee Advances	0.00	300.00
12300 Inventory	0.00	-2,783.41
12500 Inventory - Netherlands	7,000.00	
12600 Inventory - US	188,646.40	23,851.41
Total 12300 Inventory	**195,646.40**	**21,068.00**
Total Other Current Assets	**$195,646.40**	**$21,368.00**
Total Current Assets	**$218,130.78**	**$57,509.19**
Fixed Assets		
20100 Furniture and Equipment	659.38	659.38
20800 Accumulated Depreciation	-365.00	-365.00
Total Fixed Assets	**$294.38**	**$294.38**
Other Assets		
22200 Loan Receivable - AC	17,277.25	17,277.25
22300 Vendor Deposits	0.00	94,385.00
Total Other Assets	**$17,277.25**	**$111,662.25**
TOTAL ASSETS	**$235,702.41**	**$169,465.82**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
31000 Accounts Payable	28,076.35	28,415.66
Total Accounts Payable	**$28,076.35**	**$28,415.66**
Credit Cards		
34100 AMEX credit card	2,346.19	6,309.04
34200 Capital One Card	888.80	
Total Credit Cards	**$3,234.99**	**$6,309.04**
Other Current Liabilities		
35000 Accrued Expenses	0.00	4,263.00

	TOTAL	
	AS OF DEC 31, 2018	AS OF DEC 31, 2017 (PY)
Total Other Current Liabilities	**$0.00**	**$4,263.00**
Total Current Liabilities	**$31,311.34**	**$38,986.90**
Long Term Liabilities		
40100 Accrued Dividends Payable	18,644.00	4,711.00
40200 Accrued Interest Payable	1,430.00	715.00
40300 Armstrong Global	10,000.00	10,000.00
40500 Loan Pay - Maternova Research	0.00	5,200.00
40700 Officer Loan MW	52,488.34	52,488.34
40900 Panoff Loan	3,500.34	3,500.34
41000 SAFE/Funding Loan	99,702.20	99,702.20
41100 SVPRI Loan	9,000.00	15,000.00
41500 Walker Loan 4	5,000.00	5,000.00
Total Long-Term Liabilities	**$199,964.88**	**$196,316.88**
Total Liabilities	**$231,276.22**	**$235,303.78**
Equity		
51000 Capital Stock	7,222.00	7,222.00
52000 Dividends Declared	-18,644.00	-4,711.00
54000 Investor Income	173,491.00	173,491.00
56000 Preferred Stock	1,178.00	1,178.00
59000 Retained Earnings	-243,017.96	-298,532.21
Net Income	84,397.15	55,514.25
Total Equity	**$4,426.19**	**$ -65,837.96**
TOTAL LIABILITIES AND EQUITY	**$235,702.41**	**$169,465.82**



Maternova Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PY)
Income		
60100 Billable Expense Income		2.66
60300 Consulting Income	6,976.00	74,614.60
60400 Discounts given	-3,230.52	
60700 Grant Income	3,000.00	
60900 PayPal Income	0.00	750.00
61000 Product Income	413,698.93	233,591.38
61100 Refund		-19.00
Total 61000 Product Income	**413,698.93**	**233,572.38**
61500 S/H Income	0.00	421.79
61700 Sales of Product Income	0.00	4,474.26
61800 Shipping Income	18,069.08	11,874.58
Total Income	**$438,512.49**	**$326,710.17**
Cost of Goods Sold		
70000 Cost of Goods Sold	267,294.85	4,294.24
70100 COGS- Products	0.00	2,772.44
70250 Physical Product	0.00	78,085.13
Total 70100 COGS- Products	**0.00**	**80,857.57**
70300 Shipping Cost	16,669.35	12,782.11
Total Cost of Goods Sold	**$283,964.20**	**$97,933.92**
GROSS PROFIT	**$154,548.29**	**$227,776.25**
Expenses		
80000 Administrative	338.06	
80020 Advertising/Promotional/Marketing	193.48	
80040 General Marketing	0.00	8,007.15
80060 Graphic Design	0.00	973.15
80080 Market Research		1,478.77
80100 SEO Optimization		1,957.15
Total 80020 Advertising/Promotional/Marketing	**193.48**	**12,416.22**
80140 Bad Debt		705.50
80160 Bank Service Charges	4,693.22	1,242.89
80200 Conference Expenses		843.95
80240 Continuing Education		1,254.00
80260 Depreciation		86.00
80280 Dues and Subscriptions	691.23	945.59
80320 Filing Fees	22.00	62.50
80360 Insurance	1,361.50	1,167.50
80380 Interest Expense	1,346.67	1,150.00
80400 Intern Expense	0.00	2,000.00
80440 Licenses & Permits	550.00	

	TOTAL	
	JAN - DEC 2018	JAN - DEC 2017 (PY)
80460 Meals and Entertainment	186.68	892.25
80480 Merchant Fees	1,771.14	3,789.96
80500 Miscellaneous		-0.19
80520 Office Expenses	492.26	746.87
80540 Office Supplies	492.93	1,083.29
80560 Other Expense	180.76	861.08
80580 Parking	25.00	
80600 PayPal Fees	60.67	53.68
80620 Payroll and Related Expenses		
80680 Payroll Services	6,136.00	620.40
80700 Payroll Taxes	1,843.80	10,407.27
80720 Salaries & Wages	33,835.67	102,366.45
Total 80620 Payroll and Related Expenses	41,815.47	113,394.12
80760 Postage and Delivery	60.30	419.31
80780 Printing and Reproduction	665.62	335.23
80800 Product Dev / Maintenance		
80820 Consulting / Research		3,420.16
Total 80800 Product Dev / Maintenance		3,420.16
80900 Professional Fees		
80920 Accounting / Bookkeeping	3,231.49	8,010.89
80940 Legal / Attorney		2,495.00
81040 Tech/App Consultants		230.65
81060 Translation Services		86.00
Total 80900 Professional Fees	3,231.49	10,822.54
81080 Purchases	0.00	22.70
81140 Rent	5,400.00	6,000.00
81220 Taxes- State	475.00	613.06
81240 Telephone and Internet	2,167.39	5,352.23
81260 Travel	4,170.12	893.33
81300 Utilities	201.71	363.41
81320 Web expenses	432.30	1,224.82
Total Expenses	$71,007.00	$172,262.00
NET OPERATING INCOME	$83,541.29	$55,514.25
Other Income		
90700 Other Income	855.86	
Total Other Income	$855.86	$0.00
NET OTHER INCOME	$855.86	$0.00
NET INCOME	$84,397.15	$55,514.25

MATERNOVA, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock	Preferred Stock	Investor Income	Paid in Capital	Accumulated Deficit	Stockholder's Equity
December 31, 2015	7,222.00	1,178.00	173,491.00	-	(234,806.39)	(234,806.39)
Issued Shares for cash	-	-	-	-	-	-
Purchase of Treasury Stock	-	-	-	-	-	-
Stock Based Compensation	-	-	-	-	-	-
Net Income / (Loss)	-	-	-	-	(64,288.22)	(64,288.22)
December 31, 2016	7,222.00	1,178.00	173,491.00	-	(299,094.61)	(299,094.61)